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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-9

          SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

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                                 NET2PHONE, INC.
                            (Name of Subject Company)

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                                 NET2PHONE, INC.
       INDEPENDENT COMMITTEE OF THE BOARD OF DIRECTORS OF NET2PHONE, INC.
                       (Names of Persons Filing Statement)
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                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

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                                   64108N 10 6
                      (CUSIP Number of Class of Securities)

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                              Counsel to Net2Phone:
                                Glenn J. Williams
                    Executive Vice President of Business and
                  Legal Affairs, General Counsel and Secretary
                                520 Broad Street
                                Newark, NJ 07102
                            Telephone: (973) 483-3111

                      Counsel to the Independent Committee:
                                 Stephen Fraidin
                              Kirkland & Ellis LLP
                              153 East 53rd Street
                               New York, NY 10022
                            Telephone: (212) 446-4800
       (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

|X| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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On July 6, 2005, the Independent Committee of the Board of Directors of
Net2Phone, Inc. authorized the delivery on their behalf to IDT Corporation of a letter responding to the proposal made by IDT to acquire the outstanding publicly-traded shares of Net2Phone not owned by IDT or its affiliates. A copy of this letter is being filed by Net2Phone on behalf of the Independent Committee as Exhibit 99.1 to this Schedule 14D-9.

If a tender offer of Net2Phone shares is commenced, stockholders are urged to read Net2Phone's solicitation/recommendation statement on Schedule 14D-9, which would be filed with the Securities and Exchange Commission (SEC), because it will contain important information. Investors can obtain a free copy of the solicitation/recommendation statement and any amendments to that statement, if and when available, and all other filings by Net2Phone with the SEC at www.sec.gov.

Exhibit No.       Description
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   99.1           Letter dated July 6, 2005